UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Sears Canada Inc.

(Exact name of the registrant as specified in its charter)

Canada	001-36692	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

290 Yonge Street, Suite 700, Toronto, Ontario, Canada		M5B 2C3
(Address of principal executive offices)		(Postal Code)

Philip Mohtadi, General Counsel and Corporate Secretary		(416) 941-4526
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_√__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit
Conflict Minerals Disclosure
The Conflict Minerals Report for the calendar year ended December 31, 2015 filed herewith as Exhibit 1.02, is available at http://www.searscsr.ca/Our-Products/Ethical-Sourcing/Conflict-Minerals-Policy.aspx.
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.02    Conflict Minerals Report of Sears Canada Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SEARS CANADA INC.

/s/ E.J. Bird

_____________________________________________________	June 1, 2016

Name:	E.J. Bird

Title:	Executive Vice-President and Chief Financial Officer